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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [December], 2003

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

      Form 20-F(X)       No       Form 40-F(  )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes(  )               No(X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

      The registrant files with the Korea Securities Exchange the notice dated December 5, 2003. Attached is English language version of the notice.

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The following table sets forth the summary of contract of appraisal institute.


1. Date of Contract                            December 5, 2003
   of Merger Appraisal


2. Date of Decision                                                         -
   (by Board of Directors)

   -- Attendance of Independent                                         Yes:-
      Directors                                                          No:-
   -- Attendance of Auditor                                                 -


3. Merger Appraisal Institute                    Dong Won Securities Co., Ltd.

4. Others                            Business conducts: Appraisal Adequacy of
                                     merger ratio and report on appraisal
                                     opinion.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: December 5, 2003                  By       MiRi Chung
                                           ------------------------------
                                        Mi-Ri Chung
                                        Mirae Corporation
                                        Public Disclosure Representative
                                        Of Investor Relations Team